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                                                   ---------------------------
                                                           OMB APPROVAL
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                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )*
                                        -----------


                              Petrolite Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Capital Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   716723 10 1
                      ------------------------------------
                                (CUSIP Number)

Jules Chasnoff, 408 Olive St., Suite 405, St. Louis, MO 63102 (314) 241-5950
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (12-91)                Page 1 of 10 pages

- -------------------------                           -------------------------
 CUSIP NO.   716723 10 1         SCHEDULE 13D        Page   2  of  10  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael V. Janes
       ###-##-####
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
   See attached Item 5(b)
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    OO
    PF
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITMES 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF              62,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH             5,401,660
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                         62,000
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                      5,401,660
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,355,408      See attached Item 5(a)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.3%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       IN
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP NO. 716723 10 1                                PAGE 3 OF 10 PAGES

ITEM 1. SECURITY AND ISSUER

    Capital stock

    Petrolite Corporation ("Petrolite"), 369 Marshall Avenue,
    St. Louis, MO 63119

ITEM 2. IDENTITY AND BACKGROUND

    (a) Michael V. Janes (the "undersigned")

    (b) 8000 Bonhomme, Clayton, Missouri 63105

    (c) Private investor

    (d) No

    (e) No

    (f) United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The undersigned acquired beneficial ownership of (i) 5,337,360 shares as a trustee of the William S. Barnickel Trust (the "Barnickel Trust")(1); (ii) 62,000 shares by purchase with personal funds in the approximate amount of $108,975.95; (iii) 60,800 shares as trustee of three trusts; and (iv) 3500 shares by purchase with personal funds. All purchases were market transactions.

ITEM 4. PURPOSE OF TRANSACTION

    The undersigned originally acquired and held these shares in the ordinary course of business. The death of Genevieve B. Janes on August 27, 1993 resulted in the termination of the Barnickel Trust in accordance with its terms. Consequently, the undersigned and BTC as co-trustees of the Barnickel Trust are analyzing alternative methods to effectuate the distribution of the assets of the Barnickel Trust to its beneficiaries in view of the objectives of maximized liquidity,

[FN]
- ------------------
  (1)The Barnickel Trust holds, among other things, 90% of the shares of common stock of Wm. S. Barnickel & Company ("Barnickel Company"), which owns 5,337,360 shares of the capital stock of Petrolite. The undersigned and Boatmen's Trust Company ("BTC") are co-trustees of the Barnickel Trust. The undersigned, Genevieve J. Brown, John Sexton,
V. Raymond Stranghoener and Fairfax F. Pollnow are all of the directors of Barnickel Company.

CUSIP NO. 716723 10 1                                PAGE 4 OF 10 PAGES

    minimized taxes and impartial treatment of beneficiaries.
    On February 14, 1994 and at the direction of the undersigned and BTC as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute an engagement letter with Morgan Stanley & Co. Incorporated ("Morgan Stanley") for the purpose of exploring possible transactions involving Barnickel Company, any of which, if undertaken, could have the effect of changing or influencing the control of Petrolite (Exhibit B is incorporated by this reference). As of the date of this filing, the undersigned is unable to anticipate the structure, terms or timing of any such transaction; however, any such transaction could involve (i) seeking representation on the board of directors of Barnickel Company; (ii) proposing a business combination with Barnickel Company or a third party; (iii) selling or otherwise disposing of these shares to a third party or in an equity offering; or (iv) other possible alternatives.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The undersigned, Barnickel Company, the Barnickel Trust,
            BBI, and BTC may each be deemed to beneficially own the aggregate number of shares and percentage of the class reported in rows (11) and (13) of the cover page by reason of the group status reported in row (2(a)) of the cover page (rows (11), (13) and (2(a)) of the cover page are incorporated by reference). Independent of any group, the undersigned beneficially owns 5,463,660 shares of the capital stock of Petrolite (the "undersigned's Shares"), which is 48.4% of such class. In addition, to the best of the undersigned's knowledge and independent of any group, Barnickel Company, the Barnickel Trust, BBI and BTC each beneficially own the shares of the capital stock of Petrolite attributed to them in Schedule A, which is incorporated by this reference. The undersigned disclaims group status and beneficial ownership of any shares other than the undersigned's Shares.

        (b) Rows (7) through (10) of the cover page and Schedule A are incorporated by this reference.

        The undersigned shares the power to vote or to direct the vote or to dispose or direct the disposition of the shares reported in rows (8) and (10) of the cover page with Barnickel Company, the Barnickel Trust, BBI and BTC (Schedule B is incorporated by this reference).

CUSIP NO. 716723 10 1                                PAGE 5 OF 10 PAGES

        (c) To the best of the undersigned's knowledge, all transactions in the capital stock of Petrolite during the past 60 days are set forth in Schedule C, which is incorporated by reference.

        (d) Barnickel Company, the Barnickel Trust, BBI, BTC and other persons, including the undersigned, William B. Janes, John V. Janes and Genevieve J. Brown as beneficiaries of the Barnickel Trust, share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The undersigned believes that any matter relating to the voting or disposition of the shares reported in rows (8) and (10) of the cover page requires the approval of the undersigned and BTC (Exhibit A is incorporated by this reference).

        As noted in Item 4 above, on February 14, 1994 and at the recommendation of the undersigned and BTC as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute an engagement letter with Morgan Stanley for the purpose of exploring possible transactions involving Barnickel Company (Exhibit B is incorporated by this reference).

        The Restated Articles of Incorporation and By-Laws of Barnickel Company control its internal governance, subject to Missouri law (Exhibits C and D are incorporated by this reference).

        The undersigned and BTC share the power to vote or dispose of 60,800 shares of the capital stock of Petrolite as co-trustees of certain family trusts.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A   Last Will and Testament of William S. Barnickel
                    dated August 1, 1921

        Exhibit B   Engagement Letter between Morgan Stanley and
                    Barnickel Company

        Exhibit C   Restated Articles of Incorporation of Barnickel Company

        Exhibit D   By-Laws of Barnickel Company

CUSIP NO. 716723 10 1                                PAGE 6 OF 10 PAGES

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      2-24-94
     ---------------------------


  By:     /s/ MICHAEL V. JANES
     ---------------------------
     Michael V. Janes,
     Individually and as Trustee

CUSIP NO. 716723 10 1                                PAGE 7 OF 10 PAGES

                                  SCHEDULE A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    With respect to Barnickel Company:

        Aggregate number of shares beneficially owned:
        5,337,360

        Percentage of class of securities beneficially owned:
        47.3%

        Number of shares as to which there is sole power to vote or to direct the vote:
        0

        Number of shares as to which there is shared power to vote or to direct the vote:
        5,337,360

        Number of shares as to which there is sole power to dispose or to direct the disposition:
        0

        Number of shares as to which there is shared power to dispose or to direct the disposition:
        5,337,360

    With respect to the Barnickel Trust:

        Aggregate number of shares beneficially owned:
        5,337,360

        Percentage of class of securities beneficially owned:
        47.3%

        Number of shares as to which there is sole power to vote
        or to direct the vote:
        0

        Number of shares as to which there is shared power to vote or to direct the vote:
        5,337,360

        Number of shares as to which there is sole power to dispose or to direct the disposition:
        0

        Number of shares as to which there is shared power to dispose or to direct the disposition:
        5,337,360

CUSIP NO. 716723 10 1                                PAGE 8 OF 10 PAGES

    With respect to Boatmen's Bancshares, Inc. ("BBI"):

        Aggregate number of shares beneficially owned:
        6,289,908

        Percentage of class of securities beneficially owned:
        55.7%

        Number of shares as to which there is sole power to vote
        or to direct the vote:
        809,130

        Number of shares as to which there is shared power to vote or to direct the vote:
        5,480,778

        Number of shares as to which there is sole power to dispose or to direct the disposition:
        696,874

        Number of shares as to which there is shared power to dispose or to direct the disposition:
        5,561,648

    With respect to BTC:

        Aggregate number of shares beneficially owned:
        6,289,908

        Percentage of class of securities beneficially owned:
        55.7%

        Number of shares as to which there is sole power to vote
        or to direct the vote:
        809,130

        Number of shares as to which there is shared power to vote or to direct the vote:
        5,480,778

        Number of shares as to which there is sole power to dispose or to direct the disposition:
        696,874

        Number of shares as to which there is shared power to dispose or to direct the disposition:
        5,561,648

CUSIP NO. 716723 10 1                                PAGE 9 OF 10 PAGES

                                  SCHEDULE B

ITEM 2. IDENTITY AND BACKGROUND

    With respect to Barnickel Company:

        State of organization: Missouri
        Principal business: private investment company
        Principal business address: P.O. Box 190189, St. Louis,
                      Missouri 63119
        Principal office address: P.O. Box 190189, St. Louis,
                      Missouri 63119
        Item 2(d): No
        Item 2(e): No

    With respect to the Barnickel Trust:

        State of organization: Missouri
        Principal business: administration of trust under will Principal business address: c/o Boatmen's Trust Company,
                      100 N. Broadway, St. Louis, Missouri 63102
        Principal office address: c/o Boatmen's Trust Company,
                      100 N. Broadway, St. Louis, Missouri 63102
        Item 2(d): No
        Item 2(e): No

    With respect to BBI:

        State of organization: Missouri
        Principal business: bank holding company
        Principal business address: One Boatmen's Plaza, St. Louis,
                      Missouri 63101
        Principal office address: One Boatmen's Plaza, St. Louis,
                      Missouri 63101
        Item 2(d): No
        Item 2(e): No

    With respect to BTC:

        State of organization: Missouri
        Principal business: trust company
        Principal business address: 100 N. Broadway, St. Louis,
                      Missouri 63102
        Principal office address: 100 N. Broadway, St. Louis,
                      Missouri 63102
        Item 2(d): No
        Item 2(e): No

CUSIP NO. 716723 10 1                                PAGE 10 OF 10 PAGES

                                  SCHEDULE C

                                              TRANSACTIONS DURING THE PAST SIXTY DAYS
                                              ---------------------------------------
===================================================================================================================================
   IDENTITY OF                 DATE OF                  NUMBER OF                PRICE PER              DESCRIPTION OF
     PERSON                  TRANSACTION                 SHARES                    SHARE                  TRANSACTION
  ------------               -----------                ---------                ----------             --------------
- -----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee                2/14/94                     125                     $32.00                Open Market Sale
of private
individual trust
- -----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee                1/18/94                   1,742                     $33.00                Open Market Sale
of employee
benefit plan
- ----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee                1/14/94                   1,500                     $33.25                Open Market Sale
of employee
benefit plan
- ----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee                1/14/94                   2,000                     $33.875               Open Market Sale
of employee
benefit plan
- ----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee               12/15/93                   1,576                     $33.00                Open Market Purchase
of employee
benefit plan
- ----------------------------------------------------------------------------------------------------------------------------------
BTC, as trustee                1/27/94                   1,200                      N/A                  Appointed as Co-trustee
of private
individual trust
- ----------------------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================